MANAGEMENT INFORMATION CIRCULAR

(As of June 21, 2011 (the “Record Date”) except where indicated)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silvermex Resources Inc. (the “Company” or “Silvermex”) for use at the Annual General Meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held on July 26, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of this solicitation will be borne by the Company.

In this Management Information Circular, references to “the Company”, “Silvermex”, “we” and “our” refer to Silvermex Resources Inc. “Shares” means common shares without par value in the capital of the Company. Unless otherwise indicated, references to dollar amounts are to Canadian dollars.

GENERAL PROXY INFORMATION

Appointment of Proxy

The persons named in the accompanying form of proxy (“Proxy”) as proxyholders (“Proxyholders”) are directors and/or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the Shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the Shareholder’s nominee in the space provided or complete another Proxy.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing. If the Shareholder is a corporation, the Proxy must be dated and signed by an officer or officer or attorney for the corporation duly authorized by resolution of the directors of such corporation, which resolutions must accompany such Proxy.

Voting

Voting at the Meeting will be by a show of hands, each registered Shareholder of the Company and each person representing a registered Shareholder or non-registered Shareholder of the Company through a Proxy having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

MANAGEMENT INFORMATION CIRCULAR

Voting by Proxyholder

The Shares represented by Proxy will be voted by the Proxyholder in accordance with the direction of the Shareholder appointing such Proxyholder. If there is no direction by the Shareholder, those Shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Management Information Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Registered Shareholders

Only Shareholders registered as Shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent (“Registered Shareholders”) or duly appointed Proxyholders will be recognized to make motions or vote at the Meeting. Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders may choose to submit a Proxy by using one of the following methods:

(a)

complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

via the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number; and

in any case the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed Proxyholders are permitted to vote at the Meeting. Many Shareholders of the Company are “non-registered” Shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person who is not a Registered Shareholder (the “Non-Registered Shareholder”) in respect of shares which are held on behalf of the person are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository of Securities Limited (“CDS”)) of which the Intermediary is a participant.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “Non-Objecting Beneficial Owners” or “NOBOs”. Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “Objecting Beneficial Owners” or “OBOs”. In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Company has elected to send the accompanying Notice of Meeting, this Management Information Circular and related proxy materials (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

If you are a Non-Registered Shareholder, and the Company or its agent has sent these Meeting Materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding Shares on your behalf) has assumed responsibility for: (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction

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The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.

Intermediaries will frequently use service companies, such as Broadridge Financial Solutions, Inc., to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with the Company’s transfer agent; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The VIF supplied to the OBO is substantially similar to the Proxy; however, it is limited to instructing the Intermediary how to vote on behalf of the OBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Shareholder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Shareholder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Non-Registered Shareholders with questions respecting the voting of Shares held through a broker or other Intermediary should contact that broker or Intermediary for assistance.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Dominion of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any manner permitted by law, you may revoke your Proxy by an instrument in writing signed by you as Registered Shareholder or by your attorney duly authorized in writing. If you are a representative of a Registered Shareholder than is a company or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Company’s registered office, c/o McMillan LLP, Royal Centre 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, V6E 4N7 or to Computershare, at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter in respect of which a vote shall not already have been cast pursuant to such Proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the Proxy is revoked. In addition, Registered Shareholder can also change their vote by phone or via the internet.

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Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Holders that wish to change their voting instructions must, in sufficient time in advance of the meeting, contact Computershare or their intermediary to arrange to change their voting instructions or revoke their proxy in accordance with the revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Company or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein. Some of the directors and executive officers of the Company have been granted certain incentive stock options under the Company’s 2008 Option Plan and such option grants are conditional upon Shareholder ratification. As such, these directors and officers have a direct interest in the Shareholder approval of the option grants, which is one of the matters to be acted upon at the Meeting. In addition, a former executive officer of the Company also has a direct interest in the Shareholder approval of a potential issuance of Shares of the Company to the former officer in satisfaction of an annual performance bonus, which is one of the matters to be acted upon at the Meeting. See Matters to be Considered at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of common shares without par value (“Shares”). As at June 21, 2011 there were 234,398,649 Shares issued and outstanding, each carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

The board of directors of the Company (the “Board”) has fixed June 21, 2011 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Registered Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of Proxy or, where applicable, a VIF, in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at June 21, 2011.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

COMPANY BACKGROUND

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as “Senlac Oil & Gas Ltd.”. The Company changed its name to “Rule Resources Ltd.” on June 13, 1980, to “Globe Resources Inc.” on March 9, 1990, and to “Genco Resources Ltd.” on March 30, 1998. The Company is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and its Shares are listed and traded on the Toronto Stock Exchange (“TSX”) under the symbol “SLX”. On November 16, 2010, the Company completed a business combination transaction (the “Business Combination Transaction”) pursuant to which the Company acquired all of the issued and outstanding shares of Silver One Mining Corporation (“Silver One”) (formerly Silvermex Resources Ltd.) by way of a plan of arrangement in accordance with the BCBCA. Following the completion of the Business Combination Transaction, the Company changed its name to “Silvermex Resources Inc.”

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MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2010, the auditor’s report thereon and the related management discussion and analysis will be presented at the Meeting. These consolidated financial statements and the related documents have been filed with the each of the securities commission or similar regulatory authority in British Columbia, Alberta and Ontario and can be viewed on the Company’s website at www.silvermexresources.com or on SEDAR at www.sedar.com. No action by the Shareholders is required to be taken in respect of the financial statements.

Election of Directors

The board of directors of Silvermex (the “Board”) currently consists of six members. The Board was reconstituted in November 2010 following completion of the Business Combination Transaction. Pursuant to the Arrangement Agreement dated September 20, 2010 between Silvermex and Silver One, Messrs. Brown, Nelson, Callahan, McNaughton and Ovsenek, who were directors of Silver One prior to the Business Combination Transaction, and Mr. Anderson, who was a director of the Company prior to the Business Combination Transaction, were appointed to the Board on November 16, 2010 upon completion of the Business Combination Transaction.

The number of directors on the Board of the Company is set by ordinary resolution of the Shareholders. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors of the Company at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company and the BCBCA.

The following five nominees are proposed by the management of the Company for election as directors at the Meeting to serve until the next annual meeting of Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the BCBCA.

Arthur Brown
Michael H. Callahan
Duane A. Nelson
Kenneth C. McNaughton
Joseph J. Ovsenek

All five of the management nominees for election at the Meeting are currently directors of Silvermex and have agreed to stand for re-election. Mr. James R. Anderson, a current director who has served as a director of the Company since June 26, 2008, will not be standing for re-election at the Meeting.

Unless such authority is withheld, the persons named in the Proxy intend to vote for the election for the above-named nominees. Management does not contemplate that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any of the nominees is unable or declines to do so serve, the persons named in the Proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion.

Nominees

The following disclosure provides information about each nominated director, including his jurisdiction of residence, background and experience, the period of time he has held offices with the Company, other public company directorships and committee memberships, their attendance record at Board and committee meetings held in 2010 since their appointment to the Board, and the number of Shares and other convertible securities of the Company they hold or control, as at June 21, 2011.

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Arthur Brown
Idaho, USA Independent Director Age: 69 Principal Occupation: Corporate Director Shares 100,000 Stock Options(1) 1,200,000
Mr. Brown has been the Chairman of Silvermex since November 16, 2010. Prior to that, Mr. Brown served as the Chairman and a Director of Silver One (formerly Silvermex Resources Ltd.) since January 1, 2010. Mr. Brown retired as Chairman of Hecla Mining Co. (NYSE: HL) in 2006 after 39 year years with Hecla where he held several senior positions prior to becoming Chairman and CEO in 1987. Mr. Brown serves as a director on the board of AMCOL International Corporation (NYSE: ACO), a specialty minerals producer, where he also serves as a member of the audit and compensation committees. Mr. Brown is also a director of the Idaho Independent Bank (OTC: IIBK) and a Trustee of the University of Montana Foundation (Past President).

Board and Committees	Date Joined	Attendance at Meetings during 2010
Board of Directors Audit Committee Corporate Governance Committee Compensation Committee	November 2010 November 2010 November 2010 November 2010	1 of 1 0 of 0 0 of 0 0 of 0

(1) In addition to these stock options, Mr. Brown holds warrants to purchase a total of 100,000 Shares.

Duane A. Nelson
British Columbia, Canada Related Director Age: 51 Principal Occupation: Chief Executive Officer & Director, Silvermex Resources Inc. Shares(1) 1,964,734 Stock Options 1,275,000
Mr. Nelson has been the Chief Executive Officer and a Director of Silvermex since November 16, 2010. Prior to that Mr. Nelson served as the Chief Executive Officer (since December 2009) and a Director (since October 17, 2007) of Silver One (Silvermex Resources Ltd). Mr. Nelson is the President and Chief Executive Officer of Sibling Rivalries Investments Inc., a private resource-oriented investment firm, since 2005. He was the founder of Quotemedia Inc., a financial market data company since 1998.

Board and Committees	Date Joined	Attendance at Meetings during 2010
Board of Directors Corporate Governance Committee Compensation Committee	November 2010 November 2010 November 2010	1 of 1 0 of 0 0 of 0

Michael H. Callahan
Idaho, USA Related Director Age: 47 Principal Occupation: President & Director, Silvermex Resources Inc. Shares 225,000 Stock Options(1) 2,475,000
Mr. Callahan has been the President and a Director since November 16, 2010. Prior to that Mr. Callahan served as President and Director of Silver One (formerly Silvermex Resources Ltd) since November 4, 2009. Prior to joining Silvermex, Mr. Callahan was with Hecla Mining Company (NYSE: HL) from 1989 to 2009. During his time with Hecla Mr. Callahan held a variety of progressively more senior positions including President of Minera Hecla Venezolana, a Hecla subsidiary from 2000 to 2003 and 2006 to 2009, Vice President Corporate Development from 2002 to 2006 and Vice President from 2006 to 2009.

Board and Committees	Date Joined	Attendance at Meetings during 2010
Board of Directors Corporate Governance Committee Compensation Committee	November 2010 November 2010 November 2010	1 of 1 0 of 0 0 of 0

(1) In addition to these stock options, Mr. Callahan holds warrants to purchase a total of 225,000 Shares.

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Kenneth C. McNaughton
British Columbia, Canada Independent Director Age: 53 Principal Occupation Chief Exploration Officer, Pretivm Resources Inc. Shares Nil Stock Options(1) 500,000
Mr. McNaughton has been a Director of Silvermex since November 16, 2010. Prior to that Mr. McNaughton served as a Director Silver One (formerly Silvermex Resources Ltd) since November 4, 2009. Mr. McNaughton is a professional geological engineer with over 20 years’ experience leading exploration programs. He was appointed Chief Exploration Officer for Pretivm Resources Inc. (TSX: PVG), an emerging mining company, on December 21, 2010. Mr. McNaughton was Vice President Exploration for Silver Standard Resources Inc. (TSX: SSO) from July 1991 until February 15, 2011.

Board and Committees	Date Joined	Attendance at Meetings during 2010
Board of Directors Audit Committee Corporate Governance Committee Compensation Committee	November 2010 November 2010 November 2010 November 2010	1 of 1 0 of 0 0 of 0 0 of 0

(1) In addition to these stock options, Mr. McNaughton holds warrants to purchase a total of 100,000 Shares.

Joseph J. Ovsenek
British Columbia, Canada Independent Director Age: 53 Principal Occupation Chief Development Officer, Pretivm Resource Inc. Shares 50,000 Stock Options 500,000
Mr. Ovsenek has been a Director of Silvermex since November 16, 2010. Prior to that Mr. Ovsenek served a Director of Silver One (formerly Silvermex Resources Ltd) since November 4, 2009. Mr. Ovsenek holds both P.Eng. and L.L.B. designation and has over 20 years’ experience leading the growth of public companies. Mr. Ovsenek was appointed Chief Development Officer for Pretivm Resources Inc. (TSX: PVG), an emerging mining company, December 21, 2011. He was Senior Vice President, Corporate Development of Silver Standard Resources Inc. (TSX: SSO) from February 2003 until February 15, 2011.

Board and Committees	Date Joined	Attendance at Meetings during 2010
Board of Directors Audit Committee Corporate Governance Committee Compensation Committee	November 2010 November 2010 November 2010 November 2010	1 of 1 0 of 0 0 of 0 0 of 0

The information above with respect to each nominee’s principal occupation, business or employment, and number of Shares and other convertible securities beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by each of the respective individuals or extracted from insider reports filed by the respective individuals publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

As of June 21, 2011 our directors and executive officers beneficially own directly, or indirectly, or exert direction or control over 21,597,478 Shares, representing 9.21 % of Silvermex’s issued and outstanding Shares.

Cease Trade Orders and Bankruptcies

To the knowledge of the Company, no officer or proposed director of Silvermex is, as of the date of this Information Circular, or has been, within the ten years prior to the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Silvermex) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purpose of this paragraph, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

No officer or proposed director of Silvermex is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including Silvermex) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Penalties and Sanctions

To the knowledge of the Company, no officer or proposed director of Silvermex has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Individual Bankruptcies

To the knowledge of the Company, no officer or proposed director of Silvermex has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the officer or proposed director.

Appointment of Auditors

The auditors of the Company are Deloitte & Touch LLP (“Deloitte”), Chartered Accountants, of Vancouver, British Columbia and were appointed on January 5, 2011. At the Meeting, the Shareholders will be requested to re-appoint Deloitte as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

Unless such authority is withheld, the persons named in the Proxy intend to vote for the appointment of Deloitte as auditors of the Company for the ensuing year, to hold office until the next annual meeting of Shareholders or until a successor is appointed, with remuneration to be determined by the Board.

Ratification of Options and Approval of 2011 Option Plan

On June 24, 2011, the Board approved the adoption of a new share option plan (the “2011 Option Plan”) for the Company, which will, subject to obtaining the required approvals from the Shareholders and the Toronto Stock Exchange (“TSX”), replace the Company’s current share option plan (the “2008 Option Plan”) as amended, restated & dated for reference May 20, 2008. The purpose of the 2011 Option Plan, like the 2008 Option Plan, is to advance the interests of the Company by encouraging equity participation in the Company by directors, officers, employees and consultants of the Company through the acquisition of Shares. A copy of the 2011 Option Plan is attached to this Management Information Circular as Schedule “A”.

Under the 2008 Option Plan, the total number of Shares reserved and available for issuance pursuant to option grants is 10% of the issued and outstanding Shares of the Company from time to time. As at June 21, 2011, the Company had 234,398,649 Shares issued and outstanding and therefore, an aggregate of 23,439,865 Shares reserved and available for issuance pursuant to option grants under the 2008 Option Plan. As at June 21, 2011, the Company has outstanding and unexercised options to acquire an aggregate of 14,300,800 Shares under the 2008 Option Plan, representing 6.10% of the Company’s current issued and outstanding Shares as at June 21, 2011. Therefore, the Company has a remaining 9,139,065 Shares reserved and available for issuance pursuant to option grants under the 2008 Option Plan, representing 3.9% of the Company’s current issued and outstanding Shares as at June 21, 2011.

Ratification of Options under the 2008 Option Plan

The Company’s 2008 Option Plan was originally implemented upon listing of the Shares on the TSX on January 21, 2008 and subsequently approved by the Shareholders on June 26, 2008, together with certain amendments thereto. Pursuant to the policies of the TSX, shareholder approval of all unallocated options under a “rolling” stock option plan must be sought every three years following institution of the plan. The 2008 Option Plan is a rolling stock option plan because the total number of Shares reserved and available for issuance pursuant to the 2008 Option Plan is 10% of the issued and outstanding Shares from time to time. Since January 21, 2008, the date on which the 2008 Option Plan was instituted, shareholder approval specifically for unallocated options under the 2008 Option Plan has not yet been obtained. As a result, all options granted under the 2008 Option Plan subsequent to January 21, 2011 (the date which is three years following the January 21, 2008) may not be exercised until the Shareholders ratify such option grants.

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For a summary of the material terms of the 2008 Option Plan, please see Statement of Executive Compensation – Incentive Award Plans.

Subsequent to January 21, 2011, the Board granted options to acquire an aggregate of 2,920,000 Shares under the 2008 Option Plan at exercise prices ranging from $0.74 to $0.90 per Share (the “Granted Options”). Shareholders will be asked at the Meeting to approve all unallocated options under the 2008 Option Plan and to ratify the Granted Options, such that the Granted Options may be exercised by the holders thereof in accordance with the terms of the 2008 Option Plan. If the Granted Options are not ratified by the Shareholders at the Meeting for whatever reason, the Granted Options will be cancelled. The following table summarises the Granted Options that are subject to shareholder ratification:

	Number of Options	Exercise Price	Expiry Date
Directors	1,400,000	$0.74	January 25, 2016
Officers (who are not Directors)	150,000	$0.74	January 25, 2016
Consultants and Employees	1,370,000	$0.74 to $0.90	January 25 to February 24, 2016
Total	2,920,000

The Shareholders will be asked at the Meeting to consider and approve the following by ordinary resolution:

BE IT RESOLVED THAT:

1.	the Granted Options as disclosed in this Management Information Circular be and are hereby ratified;

2.	all unallocated options under the Company’s share option plan as amended, restated & dated for reference May 20, 2008 (the “2008 Option Plan”) be and are hereby approved;

3.

the Company have the ability to continue granting options under the 2008 Option Plan until the earlier of (i) the termination or replacement of the 2008 Option Plan, and (ii) July 26, 2014, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

4.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

Unless such authority is withheld, the persons named in the Proxy intend to vote in favour of the resolution as set forth above.

Approval of 2011 Option Plan

The 2011 Option Plan is subject to such approvals of the Shareholders and the TSX as may be required from time to time by the terms of the 2011 Option Plan and the rules, regulations and policies of the TSX. The terms of the 2011 Option Plan provide that it will become effective on the date on which the required shareholder approval is obtained, subject to TSX approval.

At the Meeting, the Shareholders will be asked to approve the 2011 Option Plan and to approve all unallocated options thereunder. If approved by the Shareholders and by the TSX, the 2011 Option Plan will replace the 2008 Option Plan in its entirety. However, all validly outstanding options granted under the 2008 Option Plan existing at the time the 2011 Option Plan becomes effective will continue to be subject to the terms of the 2008 Option Plan and will be counted for the purposes of determining the maximum number of Shares reserved and available for option grants under the 2011 Option Plan.

The following is a summary of the material terms of the 2011 Option Plan:

Eligible Persons. “Service Providers” are eligible to receive grants of options under the 2011 Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants of the Company and its affiliates and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

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Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Shares at the time the Shares are reserved for issuance, less any Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the 2011 Option Plan.

Exercise Price. The exercise price of an option granted under the 2011 Option Plan is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price, being, while the Shares are listed on the TSX, the closing price for the Shares on the TSX on the last trading day before the date of grant of the option.

Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or consulting agreement or, if there is no such agreement, at the discretion of the Board. On a change of control or take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement or consulting agreement, or at the discretion of the Board.

Term of Options. Options granted under the 2011 Option Plan will have a maximum term of 10 years from their date of grant, except as extended in connection with a black-out period.

Extension of Expiry Period during Blackout Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a blackout period, or within 9 business days of the expiry of a blackout period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

(a)	if and to the extent provided in the optionee’s employment agreement or consulting agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

(c)

vested options will expire 30 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate;

(d)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal capacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of the shareholders’ meeting upon which the director is not re-elected; and

(e)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

No Assignment. All options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, subject to certain exceptions as set out in the 2011 Option Plan.

Insider Participation Limit. The 2011 Option Plan limits insider participation such that disinterested shareholder approval will be required if an action is undertaken whereby the number of Shares issued and issuable to insiders at any time and within a one-year-period, under the plan and any other security based compensation arrangement, exceeds 10% of the issued and outstanding Shares.

Amendments Requiring Shareholder Approval. Shareholder approval, and in some instances, disinterested shareholder approval, is required before any of the following amendments to the 2011 Option Plan or an option granted thereunder may become effective:

(a)	an amendment to increase to the aggregate maximum percentage of Shares issuable under the 2011 Option Plan;

(b)	an amendment that would reduce the exercise price of an outstanding option held by an insider of the Company;

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(c)	an amendment to extend the term of any option beyond the expiry date or allow for the expiry date to be greater than 10 years, except as extended in connection with a black-out period;

(d)	any amendment to permit assignments or exercises other than by the optionee, other than as set out in the 2011 Option Plan;

(e)

an amendment to provide for other types of compensation through equity issuance, unless the amendments results from the application of certain adjustment provisions as set out in the 2011 Option Plan; and

(f)	any amendment which is required to be approved by shareholders under applicable law (including the rules, regulations and policies of the TSX (“TSX Policies”)).

Amendments Not Requiring Shareholder Approval. Subject to the TSX Policies, the 2011 Option Plan or an option granted thereunder may be amended by the Board without shareholder approval for the following:

(a)	amendments of a “housekeeping” nature;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting the administration of the 2011 Option Plan;

(d)	amendments to expand the categories of individuals eligible to receive options under the 2011 Option Plan;

(e)	any amendment to the vesting provisions of the 2011 Option Plan or any option;

(f)	any amendment to the early termination provisions of the 2011 Option Plan or any option granted there under, provided such amendment does not entail an extension beyond the original expiry date;

(g)

an amendment to provide any form of financial assistance by the Company for the acquisition by all or certain categories of optionees of Shares under the plan, and the subsequent amendment of any such provision which is more favourable to the optionees;

(h)

an amendment to provide for a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the plan reserve, and the subsequent amendment of any such provision which is more favourable to the optionees;

(i)	any amendment necessary to suspend or terminate the 2011 Option Plan;

(j)	any amendment which reduce, and not increase, the benefits of 2011 Option Plan to optionees; and

(k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

General Amendments. Subject to the requirements of applicable law (including TSX Policies), which may require shareholder approval or other regulatory approval, the 2011 Option Plan provides that the Board may without shareholder approval amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the 2011 Option Plan or option granted thereunder, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

The Shareholders will be asked at the Meeting to consider and approve the following by ordinary resolution:

WHEREAS:

A.

the Board of Directors of the Company approved on June 24, 2011 the adoption of a new share option plan (the “2011 Option Plan”) for the benefit of directors, officers, employees, consultants and other service providers of the Company and its affiliates; and

B.	the 2011 Option Plan does not have a fixed maximum number of common shares of the Company issuable;

BE IT RESOLVED THAT:

1.	the 2011 Share Option Plan of the Company as disclosed in this Management Information Circular be and is hereby approved;

2.	all unallocated options under the 2011 Share Option Plan be and are hereby approved;

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3.

the Company have the ability to grant options under the 2011 Share Option Plan until the July 26, 2014, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

4.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

Unless such authority is withheld, the persons named in the Proxy intend to vote in favour of the resolution as set forth above.

Issuance of Share Bonus to Employee

Pursuant to an employment agreement (the “Employment Agreement”) dated October 1, 2006, as amended May 21, 2008, between the Company and its former Chief Financial Officer, Mr. Wayne R. Moorhouse, the Company may issue Shares to Mr. Moorhouse in satisfaction of an annual performance bonus payable pursuant to the terms of the Employment Agreement. Please see “Agreements with Named Executive Officers (NEOs)” for further discussion of the Employment Agreement.

The Employment Agreement provides for an annual performance bonus payable in respect of each financial year, no later than June 25th in the following year. The bonus is payable in cash, or subject to TSX and shareholder approval, in Shares (“Bonus Shares”) valued at the average closing price for the 20 trading days preceding the end of the financial year in respect of which the bonus is being paid. Based on the Company’s financial performance to end of the financial year ended December 31, 2010, the bonus which may be payable in cash or Bonus Shares in respect of such financial year is set out in the following table:

Bonus Payable for Financial Year ending December 31, 2010
Name	Cash	Bonus Shares(1)
Wayne Moorhouse	$124,325(2)	135,504(3)

(1)	Calculated using an average share price of $0.92 based on the closing shares for the last 20 trading days of 2010.
(2)	Total pre-tax bonus payable.
(3)

These Bonus Shares representing approximately represent approximately 0.06% of the issued and outstanding Shares as at June 21, 2011. The maximum possible number of Shares issuable, calculated on pre-tax bonus amount. The actual number of Bonus Shares that may be issued will be net of applicable taxes.

The TSX Policies require shareholder approval of issuances of Shares to insiders of the Company under security based compensation arrangements. In addition, the TSX Policies provide that if the number of Shares issuable to any insiders of the Company under all security based compensation arrangements, including stock option plans, could exceed 10% of the Company’s outstanding Shares at any time or over the course of one year, approval must be from the disinterested shareholders. Since the number of Shares reserved to be issued under the Company’s current 2008 Option Plan is 10% of the Company’s outstanding Shares, it is possible that this 10% threshold could be exceeded by the issuance of the Bonus Shares to Mr. Moorhouse, a former insider of the Company. Therefore, the votes attached to any Shares held by Mr. Moorhouse will be excluded from such vote to approve the issuance of the Bonus Shares. As at the Record Date, Mr. Moorhouse held beneficial ownership and control over 604,352 Shares, representing approximately 0.3% of the issued and outstanding Shares.

The “disinterested shareholders” will be asked at the Meeting to consider and approve the following by ordinary resolution, with the votes attached to the Shares held by Mr. Moorhouse excluded from such vote to approve the resolution:

BE IT RESOLVED THAT:

1.

the issuance of up to 135,504 Shares to the Company’s former Chief Financial Officer, Wayne R. Moorhouse, in satisfaction of his bonus in respect of the Company’s financial year ended December 31, 2010 be and is hereby approved; and

2.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

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Unless such authority is withheld, the persons named in the Proxy intend to vote in favour of the resolution as set forth above.

Other Matters

Management knows of no other matters to come before the Meeting. However, should any other matters properly come before the Meeting; the Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons named in the Proxy, exercising discretionary authority.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2010) and, since the Company had one or more subsidiaries during that year, is disclosed on a consolidated basis. All monetary amounts are disclosed in Canadian dollar unless expressly stated otherwise.

Named Executive Officers

For the purposes of this Management Information Circular:

“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEOs” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the year ended December 31, 2010, there were a number of changes made to the senior management group of the Company, including the appointment of new individuals to hold the positions of Chief Executive Officer, Chief Financial Officer and President on November 16, 2010 following completion of the Business Combination Transaction.

The following individuals are considered Named Executive Officers of Silvermex for the fiscal year ended December 31, 2010:

(a)	Duane A. Nelson, Chief Executive Officer of Silvermex since November 16, 2010;

(b)	Hallein Darby, Chief Financial Officer of Silvermex since November 16, 2010;

(c)	Michael H. Callahan, President of Silvermex since November 16, 2010;

(d)	James R. Anderson, Acting Chief Executive Officer of Silvermex from June 25 to November 16, 2010;

(e)	Leslie D. Goodman, Acting Chief Executive Officer of Silvermex from February 9 to June 25, 2010;

(f)	Robert C. Gardner, Acting Chief Executive Officer of Silvermex until February 9, 2010; and

(g)	Wayne R. Moorhouse, Chief Financial Officer of Silvermex until November 16, 2010.

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Compensation Discussion and Analysis

Compensation Committee

The Compensation Committee of the Board consists of three independent directors, Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek, and two non-independent directors, Michael H. Callahan and Duane A. Nelson.

The Compensation Committee directs the design and provides oversight of the Company’s compensation program for directors, executives and other key employees and has overall responsibility for recommending levels of executive compensation to the Board that are competitive in order to attract and hold senior officers. To that end, the Compensation Committee is responsible for establishing the Company’s general compensation philosophy, overseeing the development and implementation of compensation programs, reviewing and approving corporate goals and objectives relevant to executive compensation, evaluating the performance of the NEOs in light of those goals and objectives, and recommending to the Board stock option grants under the Company’s 2008 Option Plan.

The Company’s President and CEO participate in executive compensation decisions by making recommendations to the Compensation Committee. The Compensation Committee reviews the basis for these recommendations and may exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Compensation Strategy

The philosophy adopted by the Compensation Committee in determining its executive compensation recommendations to the Board encompasses the following principals: (a) to recognize the need to attract and retain high calibre executives by providing market competitive salaries; (b) to align the interests of the NEOs with those of the Shareholders; (c) to reflect each NEO’s performance, expertise, responsibilities and length of service to the Company; (c) to reflect the Company’s past performance and current state of development; to be commensurate with the Company’s financial ability to remunerate NEOs; (e) to reward individual and corporate performance through annual bonus awards; (f) and to motivate executives’ long term loyalty to the Company and enhance shareholder value through incentive stock options grants and, in some instances, milestone bonuses.

Silvermex has not engaged the services of an independent compensation consultant, for the purpose of establishing an executive compensation policy. Silvermex, at this time, has no current dataset of comparable salaries with which to establish a competitive and comparable compensation structure.

Elements of Executive Compensation

The Company’s process for determining executive compensation is very simple. As is the prevailing practice in the mineral exploration and mining industry, compensation of the Named Executive Officers is comprised of four components: (i) base salary; (ii) annual bonus awards; (iii) incentive stock options; and (iv) retirement plan contributions, personal benefits and perquisites.

There are not any formal policies or procedures for determining the remuneration of the NEOs and Board. Instead, the Compensation Committee generally considers and makes recommendations to the Board respecting the appropriate level of remuneration without any formal objectives, criteria or analysis. Levels of remuneration are usually first informally discussed among the members of the Committee before being recommended to the Board for formal approval. No specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee considers the Company’s performance and recommends compensation based on this assessment. Accordingly, each case is determined on its own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration.

1) Base Salary

The primary element of the Company’s executive compensation program is the base salary. As previously noted, Silvermex has not engaged the services of an independent compensation consultant and, therefore, does not have current comparables to contemplate during the determination of NEO base salaries.

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The base salary for each NEO is based on an assessment of factors such as: current competitive market conditions; identified compensation levels within the peer group; and particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Specifically, measurable corporate or individual performance goals based on objective, identifiable measures have not generally been set as a basis for determining salary. The CEO informally communicates corporate priorities on a subjective basis during day to day operations and planning, and the NEOs participate in occasional meetings attended by executive and senior management during which corporate priorities may be discussed.

Using available information including recommendations from the CEO and budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of all NEOs. The Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

2) Annual bonus awards

Silvermex does not currently have comparable compensation data to assist in determining the appropriate NEO annual bonus awards. In addition to certain bonus awards made to the Company’s former CEO and CFO, the CEO provides recommendations to the Compensation Committee regarding potential annual bonus awards for all NEOs. These recommendations are based on a subjective evaluation of each NEO’s performance over the previous year as well as the Company’s overall performance and ability to fund potential bonuses. Based on these recommendations, and at its discretion, the Compensation Committee determines the amount of annual bonuses, if any to be awarded to each NEO.

3) Incentive Stock Options

The Company’s 2008 Option Plan, which was in place during the Company’s financial year ended December 31, 2010, and the proposed 2011 Option Plan are both designed to encourage share ownership and entrepreneurship in NEOs and other senior management and employees. The Board believes that the 2008 Option Plan (as well as the 2011 Option Plan) aligns the interests of the NEOs’ with the interests of Shareholders by linking a component of executive compensation to the long-term performance of the Company’s Shares. Please see Matters to be Considered at the Meeting – Ratification of Options and Approval of 2011 Option Plan and Statement of Executive Compensation – Incentive Award Plans for further information regarding the 2011 Option Plan and the 2008 Option Plan, respectively.

Although the following disclosure relates to the Board’s administration of 2008 Option Plan, the Board intends to similarly administer the 2011 Option Plan once it becomes effective. At least annually, the CEO provides recommendations to the Compensation Committee regarding proposed incentive option grants under the 2008 Option Plan for all NEOs. Silvermex does not currently have comparable compensation data to consider in the determination of NEO incentive stock option awards. Rather, the CEO’s recommendations are based on a subjective evaluation of each NEO’s or employee’s current and expected future performance, the level of responsibility and the importance of the position to Silvermex, the number of incentive stock options available to be granted under the 2008 Option Plan, the number of options previously granted to each NEO or employee and the market value of the Company’s Shares. The Company has not established any corporate or individual pre-determined and approved targets or objectives on which to base the consideration of incentive stock option rewards. Based on the CEO’s recommendations and at its discretion, the Compensation Committee then makes its recommendations to the Board with regard to the potential granting of incentive stock options, including the number of incentive stock options to be granted, grant date and vesting terms. All incentive stock option grants are approved by the Board in accordance with the 2008 Option Plan.

Incentive stock options are not granted for the duration of any trading black-out periods imposed by the Company in accordance with the Company’s Insider Trading Policy (see Report on Corporate Governance – Ethical Business Conduct). If a trading black-out is in effect at a time when the Board would otherwise grant incentive stock options, such incentive stock option grants are postponed until the conclusion of the trading black-out, at which time the grant date of such options is set at two full trading days after the conclusion of the trading black-out in accordance with the Insider Trading Policy.

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4) Retirement plan contributions, personal benefits and perquisites

Personal benefits provided to the NEOs, being group health and life insurance, are available to all permanent full time employees of the Company. Other perquisites may be provided to NEOs as compensation for in relation to the specific office held by each NEO.

During the financial years reported herein, none of the NEOs received any perquisites which, in the aggregate, were greater than US$50,000 or 10% of the respective NEO’s salary.

Performance graph

The following graph compares the total cumulative shareholder return for $100 invested in the Shares since December 31, 2005, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

	Initial	2006	2007	2008	2009	2010
Silvermex Resources Inc.	$100.00	$169.68	$245.16	$14.84	$30.97	$75.72
Share Price	($1.41)	($2.39)	($3.45)	($0.21)	($0.44)	($0.97)

S&P-TSX	$100.00	$112.82	$120.90	$78.55	$102.66	$117.49
Composite Index	(11,441.58)	(12,908.39)	(13,833.06)	(8987.70)	(11,746.11)	(13,443.22)

Compensation in Relation to Shareholder Return

During 2006 and 2007 the Company experienced positive growth in shareholder value as evidenced by the preceding chart. Correspondingly the Company saw growth in compensation paid to NEO’s and other senior employees as short term incentives increased. In 2008 the Company experienced significant challenges as a result of internal problems, including the closure of the Company’s La Guitarra mine due to site access issues and challenging market conditions attributable to a worldwide market collapse and recession. During this period the Company froze all salaries and the only incentive bonuses awarded were those obligated under existing employment agreements for meeting predefined targets. While world markets and the Company’s return to Shareholders improved during 2009 the Company maintained salaries for NEOs at 2006 levels and continued to pay only incentive bonuses which were obligated under existing contractual arrangements with the NEOs. During 2010 the Company experienced positive shareholder growth; with the acquisition of Silver One, a new management team was put in place. In 2010 compensation to NEOs increased with an increase in the number of NEOs as well as the appointment of new the CEO, the CFO and the President of the Company.

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Summary Compensation Table

The following table discloses a summary of compensation earned by each of Silvermex’s NEOs for each of the three most recently completed financial years ended December 31.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($) (8)	Non-Equity incentive plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Duane A. Nelson(1) CEO (since November 16, 2010)	2010 2009 2008	22,500 Nil Nil	Nil Nil Nil	505,382 Nil Nil	240,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	767,882 Nil Nil
Hallein Darby(2) CFO (since November 16, 2010)	2010 2009 2008	11,250 Nil Nil	Nil Nil Nil	207,407 Nil Nil	58,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	277,157 Nil Nil
Michael H. Callahan(3) President (since November 16, 2010)	2010 2009 2008	30,000 Nil Nil	Nil Nil Nil	1,029,645 Nil Nil	240,000 Nil Nil	268,750(9) Nil Nil	Nil Nil Nil	Nil Nil Nil	1,568,395 Nil Nil
James R. Anderson(4) Acting CEO, (June 25 - November 16, 2010)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	207,724 17,046 87,140	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	207,724 17,046 87,140
Leslie D. Goodman(5) Acting CEO, (February 9 - June 25, 2010)	2010 2009 2008	64,500 Nil Nil	Nil Nil Nil	125,977 98,025 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	190,477 98,025 Nil
Robert C. Gardner(6) Acting CEO, (until February 9, 2010)	2010 2009 2008	144,000 144,000 144,000	Nil Nil 252,262	Nil 17,047 170,660	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	261,650 Nil Nil	405,650 161,047 566,922
Wayne Moorhouse(7) CFO (until November 16, 2010)	2010 2009 2008	120,000 120,000 120,000	124,325 130,825 126,131	Nil Nil 127,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	244,325 250,825 373,221

(1)

Mr. Nelson was appointed Chief Executive Officer of Silvermex effective November 16, 2010. Prior to that, Mr. Nelson held the office of Chief Executive Officer of Silver One since December 2009. The disclosure herein represents compensation paid to Mr. Nelson for Mr. Nelson’s services to Silvermex following the Business Combination Transaction. For a discussion of the significant terms of Mr. Nelson’s employment see “Arrangements with Named Executive Officers”, below.

(2)

Ms. Darby was appointed Chief Financial Officer of Silvermex effective November 16, 2010. Prior to that, Ms. Darby held the office of Chief Financial Officer of Silver One since March 2010 and Senior Vice-President, Finance since October 2008. The disclosure herein represents compensation paid to Ms. Darby for Ms. Darby’s services to Silvermex following the Business Combination Transaction.

(3)

Mr. Callahan was appointed President of Silvermex effective November 16, 2010. Prior to that, Mr. Callahan held the office of President of Silver One since December 2009. The disclosure herein represents compensation paid to Mr. Callahan for Mr. Callahan’s services to Silvermex following the Business Combination Transaction. Mr. Callahan received his compensation from Silvermex pursuant to the terms of a consulting agreement with Silver One dated December 15, 2009, as amended May 12, 2010 and on October 6, 2010, which was assumed by Silvermex effective November 16, 2010. For a discussion of significant terms of the consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(4)

Mr. Anderson held the office as acting Chief Executive Officer of Silvermex between June 25, and November 16, 2010. Mr. Anderson received his compensation pursuant to the terms of an executive consulting agreement with Silvermex dated June 24, 2010. During 2008 and 2009 Mr. Anderson received Option-based Awards as a Director of Silvermex. For a discussion of significant terms of the executive consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(5)

Mr. Goodman held the office as Chief Executive Officer of Silvermex between February 9 and June 25, 2010. Mr. Goodman received his compensation pursuant to the terms of an executive consulting agreement with Silvermex dated February 14, 2010. During 2008 and 2009 Mr. Goodman received Option-based Awards as a Director of Silvermex. For a discussion of significant terms of the executive consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(6)

Mr. Gardner held the office as Chief Executive Officer of Silvermex until February 9, 2010. Mr. Gardner received his compensation pursuant to the terms of a consulting agreement dated October 1, 2006 and as a result of the termination of consulting agreement dated June 8, 2010. For a discussion of significant terms of the consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(7)

Mr. Moorhouse held the office as Chief Financial Officer of Silvermex until November 16, 2010. Mr. Moorhouse received his compensation pursuant to the terms of an employment agreement dated October 1, 2006. For a discussion of significant terms of the employment agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(8)

Option-based awards represent the fair value of stock options granted or recognized in the year under the Company’s 2008 Option Plan. Grant date fair value calculations for option grants are based on the Black-Scholes Option Price Model. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s option-based awards.

(9)

Under the terms of Mr. Callahan’s consulting agreement with the Company, he is entitled to a restricted cash bonus of $537,500 subject to a vesting period. During the period ended December 31, 2010, $268,750 of the restricted bonus had vested. The payment of the bonus was deferred at the election of Mr. Callahan.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the outstanding share-based awards and option-based awards for NEOs as at December 31, 2010, the end of the Company’s most recently completed financial year. Typically, stock options granted to NEOs vest fully on the date of grant or on the four month anniversary of the date of grant and are issued with a 5 year life. All options, except where noted, were fully vested on December 31, 2010.

Name	Option-based Awards (1)				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Duane A. Nelson CEO (since November 16, 2010)	600,000	0.26	9-Feb-2014	426,000	n/a	n/a
	200,000	0.30	31-Jul-2011	134,000
	325,000	0.32	21-Jun-2015	211,250
Hallein Darby CFO (since November 16, 2010)	50,000	0.32	21-Jun-2015	32,500	n/a	n/a
	400,000	0.41	12-May-2015	224,000
Michael H. Callahan President (since November 16, 2010)	325,000	0.32	21-Jun-2015	211,250	n/a	n/a
	600,000	0.34	4-Dec-2014	378,000
	1,250,000(5)	0.41	12-May-2015	700,000
James R. Anderson Acting CEO (June 25 – November 16, 2010)	440,000	0.272727	23-Aug-15	306,800	n/a	n/a
	110,000	0.363636	2-Mar-2015	66,700
	110,000	0.40	31-Aug-2014	62,700
	55,000	0.4040409	30-Jun-2015	31,128
	55,000	0.4040409	31-Jul-2015	31,128
	55,000	0.4040409	31-Aug-2015	31,128
	55,000	0.4040409	5-Oct-2015	31,128
	55,000	0.4545455	31-Oct-2015	28,350
	55,000	0.6262627	15-Nov-2015	18,905
	220,000	1.30	28-Aug-2013	Nil
Leslie D. Goodman Acting CEO (February 9 – June 25, 2010)	440,000	0.272727	30-Jan-2012(3)	306,800	n/a	n/a
	220,000	0.363636	30-Jan-2012(3)	133,400
	220,000	0.763636	30-Jan-2012(3)	45,400
Robert C. Gardner Acting CEO (until February 9, 2010)	110,000	1.30	16-Jun-2011(4)	Nil	n/a	n/a
	211,840	1.818181	26-Jan-2011	Nil
	55,000	2.045454	15-Aug-2011(4)	Nil
	129,250	2.772727	15-Aug-2011(4)	Nil
	110,000	3.636364	15-Aug-2011(4)	Nil
Wayne Moorhouse CFO (until November 16, 2010)	60,500	1.818181	26-Jan-2011	Nil	n/a	n/a
	55,000	2.045454	28-Nov-2011	Nil
	27,500	2.772727	27-Feb-2012	Nil
	110,000	3.636364	28-Feb-2013	Nil

(1)

The disclosure herein includes the stock options previously granted to the applicable NEOs by Silvermex under its 2008 Option Plan and to the applicable NEOs by Silver One which, upon completion of the Business Combination Transaction, became subject to the Company’s 2008 Share Option Plan and exercisable for the Company’s Shares. The 2008 Option Plan was not renewed at the last annual Shareholder’s Meeting.

(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2010, which was $0.97.
(3)

The expiry date of these stock options was determined pursuant to the terms of a consulting agreement entered into between Silvermex and Mr. Goodman in effect following Mr. Goodman’s provision of services as the Acting CEO. For a discussion of significant terms of the executive consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(4)

The expiry date of these stock options was determined pursuant to the terms of a consulting agreement entered into between Silvermex and Mr. Gardner in effect following Mr. Gardner’s provision of services as the Acting CEO. For a discussion of significant terms of the executive consulting agreement, including termination and change of control benefits, see “Agreements with Named Executive Officers”, below.

(5)	As of December 31, 2010, 625,000 of these stock options had vested and the remaining 625,000 stock options vest during 2011.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses incentive plan awards, including annual incentive bonuses and contracted milestone bonuses, vested or awarded during the financial year ended December 31, 2010:

Name	Option-based awards Value vested during the year (2) ($)	Share-based awards Value vested during the year (2) ($)	Non-equity incentive plan compensation Value earned during the year ($)
Duane A. Nelson	386,875	Nil	250,000
Hallein Darby	60,750	Nil	58,500
Michael H. Callahan	460,785	Nil	508,750
James R. Anderson	258,779	Nil	Nil
Leslie D. Goodman	249,612	Nil	Nil
Robert G. Gardner	Nil	Nil	Nil
Wayne Moorhouse(1)	Nil	Nil	Nil

Option-based and share-based awards vested during the year are calculated using the Company’s share price on the vesting date.

Incentive Plan Awards

The 2008 Option Plan was established in accordance with the TSX Policies. Under the 2008 Option Plan, a maximum of 10% of the Shares issued and outstanding at any time are reserved for issuance under the plan. This kind of stock option incentive plan is known as a “rolling” plan. The purpose of the 2008 Option Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of shares of the Company upon the exercise of share options.

The following is a summary of the principal terms of the 2008 Option Plan:

The 2008 Option Plan permits Silvermex to grant stock options to directors, senior officers, employees and consultants of Silvermex (and any subsidiary of Silvermex) and management company employees. For the purposes of the 2008 Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Policy. In accordance with TSX Policies, a “director” includes directors, senior officers and management company employees.

The 2008 Option Plan provides that stock options enabling the holder(s) to acquire a maximum of 10% of the issued and outstanding Shares (subject to standard anti-dilution adjustments) may be granted at any time. If a stock option expires or otherwise terminates without having been exercised in full, the number of Shares reserved for issuance under that expired or terminated stock option shall continue to be available for issuance under the 2008 Option Plan.

Under the terms of the 2008 Option Plan stock options can have a maximum term of 10 years, but options are typically granted with a term of 5 year or less. Other terms and conditions apply to a particular stock option. Those terms and conditions will be referred to in a schedule attached to the option certificate. Generally, stock options granted to directors, employees or consultants will vest fully upon the expiration of a four month hold period commencing on the grant date unless otherwise determined by the Board on a case-by-case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over a minimum period of twelve months, with no more than 1/4 of the options vesting in any three-month period.

Options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary and within a period thereafter not exceeding the earlier of (a) the original expiry date; (b) 30 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant; or (c) if the Optionee dies, within one year from the Optionee’s death. If the Optionee is terminated ‘for cause’ from any of such positions the option will terminate concurrently. Options are not assignable and no financial assistance is available to Optionees under the 2008 Option Plan.

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If stock option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities then, notwithstanding any other provision of the 2008 Option Plan, the option shall expire 10 business days after the trading black-out period is lifted by the Company.

Under the 2008 Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of Silvermex as a result of (a) the director or senior officer ceasing to meet the qualifications under the BCBCA; (b) the passing of a special resolution by the Shareholders, or (c) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee or consultant ceases to be an employee or consultant as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The exercise price of stock options granted under the 2008 Option Plan will be as set forth in the option certificate representing the stock option, and in any event will not be less than the market price (as defined in the policies of the TSX ) of the Shares on the date of grant (the “Award Date”). The market price of Shares for a particular Award Date will typically be the closing trading price of the Shares on the Award Date, or otherwise in accordance with the terms of the 2008 Option Plan. In no case will a stock option be exercisable at a price less than the minimum amount prescribed by each of the organized trading facilities or the applicable regulatory authorities applicable to the particular stock option.

Any amendments to the 2008 Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the 2008 Option Plan, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

Subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the 2008 Option Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the 2008 Option Plan, at any time, to (a) amend the vesting provisions; (b) amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading blackout, as described below; (c) amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the 2008 Option Plan by insiders of the Company; (d) add any form of financial assistance; (e) amend a financial assistance provision which is more favourable to eligible recipients; (f) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares; (f) add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and (h) make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

The 2008 Option Plan provides that disinterested shareholder approval will be obtained (a) if the plan together with all the Company’s previously established and outstanding stock options or grants, could result at any time in the aggregate number of Optioned Shares issuable under Options granted to Insiders or issued to Insiders within a one year period exceeding 10% of the outstanding Shares; (b) for any reduction in the exercise price of an option held by an insider of Silvermex; and (c) for an extension of the exercise period, unless the extension arises from a Blackout Period.

The 2008 Option Plan also provides that shareholder approval by all holders of Shares is required for (a) an increase in the maximum number of Shares, or the in the percentage of the outstanding Shares, reserved for issuance pursuant to the plan; or (b) a change from a fixed percentage to a fixed number, or from a fixed number to a fixed percentage, in the Number of Shares reserved for issuance pursuant to the plan.

Pension Plan Benefits

The Company does not have any pension plans for its directors, officers or employees.

Deferred Compensation Plans

The Company has not adopted a Deferred Compensation Plan.

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Agreements with Named Executive Officers (NEOs)

Duane A. Nelson
Chief Executive Officer; Director

Mr. Nelson was appointed Chief Executive Officer and Director of the Company on November 16, 2010. Prior to the Business Combination Transaction, Mr. Nelson was the Chief Executive Officer and a director of Silver One. There is no formal employment or consulting agreement between Mr. Nelson and Silvermex and as such there are no notice periods, change of control provisions or other obligations to either party other than those established under existing labour laws. However, the Board has approved a payment $20,000 per month to Mr. Nelson for his services to the Company.

During the year ended December 31, 2010, Silvermex did not grant any stock options under the 2008 Option Plan to Mr. Nelson. However, on completion of the Business Combination Transaction, Silvermex assumed all stock options previously granted by Silver One, such that Mr. Nelson held options to acquire 1,125,000 Shares under the 2008 Option Plan at exercise prices ranging from $0.26 to $0.32. Mr. Nelson’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $771,250.

Mr. Nelson’s compensation was awarded in conjunction with his NEO role only. He received no additional compensation for his service as a director.

Hallein Darby
Finance and Chief Financial Officer; Corporate Secretary

Ms. Darby was appointed Chief Financial Officer of the Company on November 16, 2010. Prior to the business combination by which the Company acquired Silver One on November 16, 2010, Ms. Darby was the Chief Financial Officer of Silver One. Following the most recently completed financial year, Ms. Darby resigned from the positions of Chief Financial Officer and Corporate Secretary of Silvermex effective May 9, 2011.

Ms. Darby entered into an executive employment agreement with Silver One dated effective February 1, 2010 (the “Silver One Employment Agreement”). The Silver One Employment Agreement provided for an annual salary and entitlement to participate under Silver One’s share option plan and any bonus plan established by the Silver One board. Following the completion of the Business Combination Transaction, Silvermex compensated Ms. Darby on similar compensation terms as under the Silver One Employment Agreement.

During the year ended December 31, 2010, Silvermex did not grant any stock options under the 2008 Option Plan to Ms. Darby. However, on completion of the Business Combination Transaction, Silvermex assumed all stock options previously granted by Silver One, such that Ms. Darby held options to acquire 450,000 Shares under the 2008 Option Plan at exercise prices ranging from $0.32 to $0.41. Ms. Darby’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $256,500.

Ms. Darby’s Silver One Employment Agreement includes termination and change of control compensation and benefit scenarios. In the event that her employment is terminated without cause, Ms Darby will be entitled to 16 weeks notice or payment in lieu of notice or a combination of the two, at the discretion of the employer. The 16 week notice period will be increased by four weeks for every year of Ms Darby’s continuous employment with the employer, up to a maximum notice period of 24 months. As of December 31, 2010, under the terms of the Silver One Employment Agreement, in the event Ms. Darby was terminated without cause she would have been entitled to 16 weeks notice or payment in lieu of notice under the Silver One Employment Agreement, at an estimated cost to the employer of $27,692. As of the date of this Management Information Circular, Ms. Darby would have been entitled to 20 weeks notice or pay in lieu of notice with an estimated cost of $34,615 under the Silver One Employment Agreement. The Silver One Employment Agreement includes a dual-trigger change in control provision that triggers the payment of compensation to Ms. Darby if, at any time within 12 months after the occurrence of a change of control, Ms. Darby is terminated without cause or elects to resign because of a material reduction or change in her position, duties, or remuneration. In the event of such termination or resignation, Ms. Darby will be entitled to payment in the amount one and one half (1.5) times base salary, plus an amount equal to the greater of (a) the total amount of all bonuses and benefits not included in Ms. Darby’s annual salary that employer in its discretion determines would be payable to Ms. Darby during the fiscal year in which her employment is terminated, and (b) the aggregate amount of all bonuses and benefits not included in Ms. Darby’s annual salary that were paid or are payable to Ms. Darby by Silvermex during the 12 months immediately preceding the termination of employment, all in accordance with the terms of the Silver One Employment Agreement. In the event of termination of employment by the employer with or without cause, any interest Ms Darby may otherwise have had in respect of any stock options shall terminate effective as of 90 days after the date on which she receives notice of such termination. If such an event had occurred on December 31, 2010, the employer would have been required to compensate Ms. Darby as follows:

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$
1.5 x base annual salary	135,000
1.5 x cost of one year’s bonus & benefits	87,750
Total:	222,750

Michael H. Callahan
President; Director

Mr. Callahan was appointed President and a Director of the Company on November 16, 2010. Prior to the business combination by which the Company acquired Silver One on November 16, 2010, Mr. Callahan was the President and a Director of Silver One.

Mr. Callahan entered into consulting agreement with Silver One dated December 15, 2009 and amended May 12, 2010 (the “Consulting Agreement”). On completion of the Business Combination Transaction, Silvermex assumed the obligations of the Consulting Agreement, but confirmed that the applicable change in control provisions under the Consulting Agreement do not apply to Silvermex’s assumption of the Consulting Agreement. Pursuant to the terms of the Consulting Agreement, Silvermex pays Mr. Callahan a monthly retainer in the amount of $20,000. He is also entitled to receive stock options exercisable for an aggregate of 600,000 Shares at an exercise price of $0.34 that have now vested as to 150,000 Shares on each of March 14, 2010, June 14, 2010, September 14, 2010, and December 14, 2010 (the “Vesting Schedule”), stock options exercisable for an aggregate of 1,250,000 Shares at an exercise price of $0.41 that vest over a one year period from the date of grant on May 12, 2010 and expire on May 12, 2015 and a restricted cash signing bonus in the amount of $537,500 that will vest in equal parts in accordance with the Vesting Schedule of the $0.41 stock options. The signing bonus is payable solely for the purpose of funding the acquisition by Mr. Callahan of the Shares issuable upon the exercise of stock options granted to him. Mr. Callahan is also entitled to participate in any bonus programs established by the Board and to be reimbursed for all reasonable expenses incurred in connection with his duties on behalf of the Company.

During the year ended December 31, 2010, Silvermex did not grant any stock options under the 2008 Option Plan to Mr. Callahan. However, on completion of the Business Combination Transaction, Silvermex assumed all stock options previously granted by Silver One, such that Mr. Nelson held options to acquire 2,175,000 Shares under the 2008 Option Plan at exercise prices ranging from $0.32 to $0.41. During the same period $268,750 of the restricted cash bonus of the total $537,500 payable to Mr. Callahan under the Consulting Agreement vested. Mr. Callahan elected not to receive any of the restricted cash bonus during 2010. Any vested amount payable under the bonus remains available to Mr. Callahan to be applied to future stock option exercises.

Mr. Callahan or the Company may terminate the Consulting Agreement at any time prior to its expiration or any renewal by giving the other party 30 days’ prior written notice of such termination. The Consulting Agreement is effective until December 31, 2011 unless earlier terminated by Mr. Callahan or Silvermex.

The Consulting Agreement includes a change in control provision that triggers the payment of severance to Mr. Callahan if he is acting in the capacity of President or other executive position. Under the terms of the Consulting Agreement, Mr. Callahan is entitled to receive severance fees in the amount of two (2) times his annual fee as at the end of the month immediately preceding the month in which a change of control occurs, and an amount equal to the greater of (a) the aggregate amount of all bonuses and benefits not included in Mr. Callahan’s annual salary that Silvermex in its discretion estimates would be payable to Mr. Callahan during its fiscal year in which Mr. Callahan’s agreement is terminated, and (b) the aggregate amount of all bonuses and benefits not included in Mr. Callahan’s annual salary that were paid or are payable to Mr. Callahan by Silvermex during the 12 months prior to the termination of the Consulting Agreement. If such an event had occurred on December 31, 2010, the Company would have been required to compensate Mr. Callahan as follows:

$
2 x annual base fee	480,000
2 x cost of one year’s bonus & benefits	1,017,500
Total:	1,497,500

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Mr. Callahan’s compensation was awarded in conjunction with his NEO role only. He received no additional compensation for his service as a director.

Mr. Callahan’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $939,250.

James R. Anderson
Former Acting Chief Executive Officer (June 25, 2010 – November 16, 2010); Director

Mr. Anderson, a director of the Company, was retained as Acting Chief Executive Officer of the Company pursuant to a Consulting Agreement (the “Consulting Agreement”) dated June 25, 2010. Mr. Anderson served as Acting Chief Executive Officer from June 25, 2010 to November 16, 2010.

Under the terms of the Consulting Agreement Mr. Anderson was granted incentive stock options to purchase 50,000 Shares for each month or partial month the agreement was in effect. These incentive stock options were granted at the market price of Silvermex’s Shares on the last trading day of the month in which services were rendered or $0.45, whichever was higher. Incentive stock options were issued to Mr. Anderson subject to the terms of the 2008 Option Plan, vested immediately and have a term of five (5) years.

The Consulting Agreement could be terminated by the Company or Mr. Anderson on two days written notice.

During the year ended December 31, 2010 Mr. Anderson received incentive stock options to acquire an aggregate 330,000 Shares in conjunction with his NEO role and options to acquire an aggregate of 550,000 Shares as compensation for serving as a director of the Company.

Mr. Anderson’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $607,967

Leslie Goodman
Former Acting Chief Executive Officer (February 9, 2010 – June 25, 2010)

Mr. Goodman, a director of the Company until November 16, 2010, was retained as Acting Chief Executive Officer of the Company pursuant to a Consulting Agreement (the “Consulting Agreement”) dated February 14, 2010.

The remuneration payable to Mr. Goodman under the Consulting Agreement was $4,500 per week and a grant of incentive stock options to acquire 220,000 Shares. The Consulting Agreement provided for the payment of such bonuses as may be determined in the discretion of the Board.

The Consulting Agreement could be terminated by the Company or Mr. Goodman on two days notice. On June 23, 2010, Mr. Goodman informed the Company of his decision to resign as Acting Chief Executive Officer effective June 25, 2010. Mr. Goodman subsequently entered into a consulting agreement with the Company whereby he agreed to continue to provide advice and assistance until December 31, 2011 to the Board following his resignation from the Board.

During the year ended December 31, 2010 Mr. Goodman received incentive stock options to acquire 110,000 Shares in conjunction with his NEO role and options to acquire 550,000 Shares as compensation for serving as a director of the Company.

Mr. Goodman’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $485,600.

Robert Gardner
Former Acting Chief Executive Officer (until February 9, 2010)

Mr. Gardner served as Chief Executive Officer or Co-Chief Executive Officer of Silvermex from 2003 until February 9, 2010. Pursuant to a Consulting Agreement (the “Consulting Agreement”) dated October 1, 2006, as amended May 21, 2008, with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, the firm agreed to provide the services of Mr. Gardner. The remuneration payable under the Consulting Agreement was $12,000 per month plus an annual bonus.

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The Consulting Agreement could be terminated by the Company or Mr. Gardner, on 12 month notice, or by the Company without notice, upon payment to Mr. Gardner of a termination fee equal to the annual remuneration, including bonuses, paid or payable to him in the previous year. One year notice of termination was given to Mr. Gardner on April 6, 2010. Gardner & Associates entered into a termination of consulting agreement with the Company on June 8, 2010, whereby the parties agreed to, among other things, terminate the previous Consulting Agreement in consideration of $144,000 paid over one year ($12,000 per month) and 539,762 Shares and Gardner & Associates agreed to continue in the performance of its duties, if and as directed by the Company, pursuant to the terms of the Consulting Agreement.

During the year ended December 31, 2010 all compensation earned by Mr. Gardner was in conjunction with his NEO role and not for services as a director of the Company until May 20, 2010.

Mr. Gardner’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $Nil.

Wayne Moorhouse
Former Chief Financial Officer & Corporate Secretary (until November 16, 2010)

Mr. Moorhouse served as Chief Financial Officer of Silvermex until November 16, 2010. Pursuant to an Employment Agreement (the “Employment Agreement”) dated October 1, 2006, as amended May 21, 2008, the Company retained Wayne R. Moorhouse as the Company’s Chief Financial Officer.

The remuneration payable under the Employment Agreement is US $10,000 per month (which the Company is currently paying in Canadian dollars) plus an annual ‘performance’ bonus of up to US $125,000 payable in cash or by issuance of Shares. The performance bonus is paid on the basis of US $2,000 for each 1.0% increase in reserves, US $2,500 for each 1.0% increase in silver equivalent ounces produced and US $2,500 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in Shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid.

Although Mr. Moorhouse resigned as the Chief Financial Officer of the Company in connection with the Business Combination Transaction he continues to be retained by the Company on the same terms as the Employment Agreement.

If the Employment Agreement is wrongfully terminated by the Company, a termination fee equal to 18 months remuneration, including bonuses, paid or payable in the previous year, is payable by the Company. The Consulting Agreement can be terminated by Mr. Moorhouse upon 12 months notice to the Company. If such an event had occurred on December 31, 2010, in addition to any unpaid accrued bonus and benefits owing, but not paid, the Company would have been required to compensate Mr. Moorhouse as follows:

$
18 months salary	180,000
18 month’s bonus & benefits	186,487
Total:	366,487

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. If such an event had occurred on December 31, 2010, the Company would have been required to compensate Mr. Moorhouse as follows:

$
Silvermex market capitalization December 31, 2010	231,303,257
Silvermex market capitalization December 31, 2007	154,928,371
Difference:	69,435,788
Bonus Payable (0.75%)	520,768

Mr. Moorhouse’s outstanding and vested incentive stock options as of December 31, 2010 had a value of $Nil.

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DIRECTOR COMPENSATION

Silvermex does not generally have any arrangements pursuant to which directors are directly or indirectly remunerated by the Company, for their services in their capacities as directors, consultants or experts except for stock options to purchase shares of the Company granted to the Company’s directors from time to time.

Director Compensation

Directors are compensated for their services in their capacity as directors through the granting by the Company of stock options from time to time in accordance with the 2008 Option Plan and the policies of the TSX. Such grants typically take place on an annual basis, however, options are not granted if the Company is under a trading black-out in accordance with its Insider Trading Policy (see Report on Corporate Governance – Ethical Business Conduct). If a trading black-out is in effect at a time when the Board would otherwise grant options, such grants are postponed until the conclusion of the trading black-out at which time the grant date of such options is set at least two full trading days after the conclusion of the of the trading black-out in accordance with the Company’s Disclosure Policy. The Compensation Committee recommends to the Board of Directors the quantity of options to be granted to directors. All option grants are approved by the Board.

Refer to Statement of Executive Compensation – Incentive Plan Awards for further details regarding the Company’s 2008 Option Plan.

The following table discloses all compensation provided to the directors, other than Mr. Duane Nelson, our CEO, Mr. Michael Callahan, our President, Mr. James Anderson, our former Acting CEO, Mr. Leslie Goodman, our former Acting CEO and Mr. Robert Gardner, our former Acting CEO, for the Company’s most recently completed financial year ending December 31, 2010:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Arthur Brown(1)	Nil	Nil	401,444	$134,275(5)	Nil	Nil	535,719
Kenneth C. McNaughton(1)	Nil	Nil	164,564	Nil	Nil	Nil	164,564
Joseph J. Ovsenek(1)	Nil	Nil	164,564	Nil	Nil	Nil	164,564
Richard W. Hughes(2)	Nil	Nil	37,848	Nil	Nil	Nil	37,848
Charles E. Schroeder III(2)	Nil	Nil	37,848	Nil	Nil	Nil	37,848
Lyle R. Weismantel(2)	Nil	Nil	37,848	Nil	Nil	Nil	37,848
Brian R.D. Smith(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Christopher C. Wilson(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Messrs.’ Brown, McNaughton and Ovsenek were appointed directors of the Company on November 16, 2010 in conjunction with the Business Combination Transaction.
(2)	Messrs. Hughes, Schroeder and Weismantel resigned from the Board effective November 16, 2010 in conjunction with the Business Combination Transaction.
(3)	Mr. Smith ceased to be a Director effective June 29, 2010.
(4)	Mr. Wilson resigned from the Board effective January 29, 2010.
(5)

Mr. Brown is party to an agreement under which he is entitled to a restricted cash bonus of $268,750 subject to a vesting period. During the period ended December 31, 2010, $134,275 of the restricted bonus had vested. The payment of the bonus was deferred at the election of Mr. Brown.

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Outstanding Option-Based Awards

Outstanding share-based awards and option-based awards for non-executive directors as at December 31, 2010, the end of the Company’s most recently completed financial year, are set out in the following table:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Arthur Brown	100,000	0.32	21-Jun-2010	65,000	n/a	n/a
	250,000	0.34	4-Dec-2014	157,500
	500,000	0.41	12-May-2015	280,000
Kenneth C. McNaughton	100,000	0.32	21-Jun-2010	65,000	n/a	n/a
	250,000	0.34	4-Dec-2014	157,500
Joseph J. Ovsenek	100,000	0.32	21-Jun-2010	65,000	n/a	n/a
	250,000	0.34	4-Dec-2014	157,500
Richard W. Hughes	220,000	0.272727	30-Jan-2012(1)	153,400	n/a	n/a
	440,000	0.363636	30-Jan-2012(1)	266,800
	55,000	1.30	30-Jan-2012(1)	Nil
	55,000	2.045455	28-Nov-2011	Nil
	55,000	3.636364	30-Jan-2012(1)	Nil
Charles E. Schroeder III	220,000	0.272727	30-Jan-2012(1)	153,400	n/a	n/a
	110,000	0.363636	30-Jan-2012(1)	66,700
Brian R.D. Smith	55,000	1.30	30-Jan-2012(1)	Nil	n/a	n/a
Lyle R. Weismantel	220,000	0.272727	30-Jan-2012(1)	153,400	n/a	n/a
	110,000	0.363636	30-Jan-2012(1)	66,700

(1) Option expiry date determined by consulting agreement.

The value of unexercised in-the-money options noted above is based on the TSX market closing price of the Shares on December 31, 2010, being $0.97.

Typically, the vesting terms of stock options awards granted to independent directors are as follows: 100% of the options vest on the four month anniversary of the grant date, with a term of five years from the date of grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses incentive plan awards to non-executive directors for the year ended December 31, 2010:

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
Arthur Brown	180,500	Nil	$134,375
Kenneth C. McNaughton	120,500	Nil	Nil
Joseph J. Ovsenek	120,500	Nil	Nil
Richard W. Hughes	124,806	Nil	Nil
Charles E. Schroeder III	124,806	Nil	Nil
Brian R. D. Smith	Nil	Nil	Nil
Lyle R. Weismantel	124,806	Nil	Nil
Christopher C. Wilson	Nil	Nil	Nil

Incentive Plan awards vested during the year are calculated using the Company’s share price on the vesting date.

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REPORT ON CORPORATE GOVERNANCE

The following provides information with respect to the Company’s compliance with the corporate governance requirements (the “Corporate Governance Guidelines”) of the Canadian Securities Administrators set forth in National Instrument 58-101 – Disclosure of Corporate Governance Practices and Form 58-101F1 - Corporate Governance Disclosure.

Board of Directors

The Board is currently composed of six directors and was reconstituted upon the completion of the Business Combination Transaction. At the upcoming Meeting, an incumbent director, Mr. James R. Anderson, a current director who has served as a director of the Company since June 26, 2008, will not be standing for re-election to the Board. No alternate candidate for director has been proposed and management is recommending Shareholders to set the Board size at five for the ensuring year.

Director Independence

The Board considers a director to be independent if he meets the definition of independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) and if he has no direct or indirect material relationship with the Company which, in the view of the Board, could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.

The assessment of independence of each individual director is reviewed annually by the Board. Three current directors and three of the five management nominees for the Board are deemed to be independent and two current directors who are also two of the five management nominees for the Board are deemed to not be independent as follows:

Director	Independence status	Basis for determination of independence status
Arthur Brown(1)	Independent	Mr. Brown has no direct or indirect material relationship with the Company and therefore meets definition of independence set forth in NI 52-110.
Duane A. Nelson	Not independent	Mr. Nelson holds the position of Chief Executive Officer of the Company and, therefore, does not meet the definition of independence set forth in NI 52-110.
Michael H. Callahan	Not independent	Mr. Callahan holds the position of President of the Company and, therefore, does not meet the definition of independence as defined in NI 52-110.
Kenneth C. McNaughton	Independent	Mr. McNaughton has no direct or indirect material relationship with the Company and therefore meets definition of independence set forth in NI 52- 110.
Joseph J. Ovsenek	Independent	Mr. Ovsenek has no direct or indirect material relationship with the Company and therefore meets definition of independence set forth in NI 52-110.
James R. Anderson	Not independent	Mr. Anderson held the position of Acting Chief Executive Officer of the Company within the last three years and, therefore, does not meet the definition of independence set forth in NI 52-110.

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance. The Board does not hold regularly scheduled meetings without directors who are not independent and members of management being in attendance nor, since the beginning of the Company’s last financial year, have the independent members of the Board held any other meetings without the presence of non-independent directors or management. However, when consideration of a matter affecting non-independent directors occurs at a meeting, the non-independent directors excuse themselves from the meeting so that the independent directors can have an open and candid discussion of, and vote on, the matter. As well, the Board ensures that one director follows up with the Company’s management to ensure decisions of the Board are fully and properly implemented by management.

Since the beginning of the Company’s last financial year, the independent members of the Board did not hold any meetings without the presence of non-independent directors or management.

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Other Directorships

In addition to their positions on the Board, the following directors also serve as directors to the following reporting issuers or reporting issuer equivalent(s):

Director	Reporting Issuer(s)
Arthur Brown	AMCOL International (NYSE: ACO); Idaho Independent Bank (OTC: IIBK)

Mandate of the Board of Directors

The Board has not adopted a written mandate or code since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the senior management of the Company on a variety of matters including opportunities for the Company in various countries and project status.

The Board monitors the Company’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, management’s discussion & analysis, annual reports and annual information forms) and certain members of the Board review secondary disclosure documents (such as press releases) prior to their distribution. The Board relies on its Audit Committee to discuss, as needed, the Company’s systems of internal financial control with the Company’s external auditor.

Descriptions of Roles

The Board has not established written descriptions of the positions of Chair of the Board, Chief Executive Officer or chair of any of the committees of the Board as it feels they are unnecessary and would not improve the function and performance of the Board, Chief Executive Officer or the respective committees. The role of Chair of the Board is delineated by the nature of the overall responsibilities of the Board (in the case of the Chair of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the Chief Executive Officer, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Role of the Chair

The Chair of the Board is an independent director, as indicated above. The Chair presides at all meetings of the Board and is responsible for the operation and functioning of the Board and for ensuring the Board’s effectiveness by encouraging full participation and thorough discussions and by facilitating consensus.

Orientation and Continuing Education

The Board takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

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Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board:

  has established a Corporate Governance Committee, as described below under “Other Board Committees” below.

  has adopted a Code of Business Conduct and Ethics setting out the guidelines for the conduct expected from directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR at www.sedar.com. Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has established a written “Whistleblower Policy” which details complaint procedures for financial concerns as further described below under ‘Complaints’.

  has created an “Insider Trading Policy” which details when directors, officers and employees should not engage in trading in the Company’s securities.

  encourages management to consult with legal and financial advisors to ensure the Company is meeting its corporate governance requirements and obligations.

  is cognizant of the Company’s timely disclosure obligations and reviews material disclosure documents such as financial statements, management’s discussion & analysis and press releases prior to distribution.

  relies on its Audit Committee to discuss, as needed, the Company’s systems of internal financial control with the Company’s external auditor.

  actively monitors the Company’s compliance with the Board’s directives and ensures that all material transactions are reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a written “Whistleblower Policy” which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

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The Whistleblower Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Nomination of Directors

The Board does not currently have a nominating committee. The Board does not feel it is necessary to increase the number of directors on the Board at this time. When the Board considers it necessary to increase its size, it may consider whether a nominating committee of the Board, members of which will be the independent directors of the Board, needs to be formed to recommend appointees and assess directors on an ongoing basis.

Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

To assist the Board in determining the appropriate level of compensation to pay the Chair of the Board, Chief Executive Officer, Chief Financial Officer, other executive officers and directors, the Board has established a Compensation Committee, as described below under ‘Other Board Committees’. The Committee recommends to the Board what it feels is the appropriate compensation based primarily on a comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business.

In addition, the Chair of the Board, Chief Executive Officer, Chief Financial Officer, other executive officers and directors are granted stock options under the Company’s 2008 Option Plan (see Matters to be Considered at the Meeting –Ratification of Options and Approval of 2011 Share Option Plan and Director Compensation). The Board determines, upon receipt of recommendations of the Compensation Committee, the terms of each stock option granted to the directors and officers, within the parameters set out in the Company’s share option plan and applicable TSX policies. While not required by the Company’s governing corporate law, each director abstains from voting on any stock options to be granted to themselves if the options are granted at a meeting of the Board and not by a consent resolution.

Since the beginning of the Company’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of the Company’s directors and officers.

Board Committees

In order to assist the Board of Directors in carrying out its mandate, the Board has established the following three committees:

1.	Audit Committee, which carries out its function in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its function in accordance with the Compensation and Corporate Governance Committee Charter; and

3.	Corporate Governance Committee, which carries out its function in accordance with the Compensation and Corporate Governance Committee Charter.

Their mandates and membership are outlined below. Committee charters are reassessed by each committee when the committee feels it is appropriate. All committee charters are posted on our website at www.silvermexresources.com.

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Audit Committee

The Audit Committee, comprised of Joseph J. Ovsenek, chair, Arthur Brown and Kenneth C. McNaughton, has the responsibility of, among other things, recommending the appointment of independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis; and overseeing the establishment of “whistle-blower” and related policies. Each member of the Audit Committee is an independent director. NI 52-110 requires the Company’s Audit Committee to meet certain requirements and to disclose certain information regarding the Audit Committee. The required disclosure is contained in the Company’s Annual Information Form, which has been filed on SEDAR.

The Audit Committee members, all independent directors, hold four regularly scheduled meetings throughout the year. At regularly scheduled meetings management and if necessary, representatives of Deloitte & Touche LLP, the Company’s current auditors are typically in attendance initially, and thereafter with the meeting attended by audit committee members only. Additional Audit Committee meetings with representatives the Company’s management and/or representatives of Deloitte & Touche LLP are held on an ad hoc basis if required during the year.

Compensation Committee

The Compensation Committee, comprised of Arthur Brown, Michael H. Callahan, Kenneth C. McNaughton, Duane A. Nelson and Joseph J. Ovsenek, is responsible for reviewing all compensation (including the grant of stock options under the Company’s share option plan) paid by the Company to the Board and senior management of the Company, and its subsidiaries. The Compensation Committee is also responsible for reporting to the Board on the results of those reviews and making recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee

The Corporate Governance Committee, comprised of Arthur Brown, Michael H. Callahan, Kenneth C. McNaughton, Duane A. Nelson and Joseph J. Ovsenek, is responsible for advising the Board of the appropriate corporate governance procedures that should be adopted and implemented by the Company and the Board and monitoring whether they comply with such procedures.

Board and Committee Meetings

The Board of Directors holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant.

Governance and Compensation Committee meetings generally take place in conjunction with Board meetings. As these Committees are comprised of both independent and non-independent directors, when consideration of a matter affecting non-independent directors occurs at a meeting, the non-independent directors refrain from discussion and voting or if appropriate excuse themselves from the meeting so that the independent directors can have an open and candid discussion of, and vote on, the matter.

The following table summarizes directors’ attendance at all Board and Committee meetings since the beginning of the Company’s last financial year:

Director	Board of Directors	Audit Committee	Compensation Committee
Arthur Brown	2/2	2/2	1/1
Michael H. Callahan	2/2	n/a	1/1
Duane A. Nelson	2/2	n/a	1/1
Kenneth C. McNaughton	2/2	2/2	1/1
Joseph J. Ovsenek	2/2	2/2	1/1
James R. Anderson	14/14	n/a	2/2
Leslie D. Goodman	10/12	n/a	n/a
Richard W. Hughes	11/12	4/4	1/1
Charles E. Schroeder, III	11/12	1/2	1/1
Lyle R. Weismantel	12/12	4/4	n/a

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Director	Board of Directors	Audit Committee	Compensation Committee
Brian R.D. Smith	5/7	0/2	n/a
Robert R. Gardner	4/6	n/a	n/a
Christopher C. Wilson	1/1	n/a	n/a

Assessments

The Corporate Governance Committee is also responsible for regularly assessing the effectiveness of the Board, its committees and individual directors on an ongoing basis and reporting to the Board on its assessment. Neither the Board nor the Committee has established any formal procedures to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2010, the current 2008 Option Plan was the only equity compensation plan adopted by the Company. See Statement of Executive Compensation – Incentive Plan Awards.

The following table sets out, as at December 31, 2010, the end of the Company’s last completed financial year, information regarding outstanding options granted by the Company under its equity compensation plans.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – (the 2008 Option Plan)	12,628,340	$0.60	10,501,985
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	12,628,340	$0.60	10,501,985

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Management Information Circular or within 30 days of this date, no executive officer, director, employee or former execute officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominee for election as a director of the Company, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company except as disclosed in the Company’s audited financial statements and Management’s Discussion & Analysis for the last financial year, copies of which are filed on SEDAR and which, upon request, the Company will promptly provide without charge (see Additional Information at the end of this Circular).

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com and upon request from the Company at Suite 1210, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8. Telephone No.: (604) 682-4004 or Fax No.: (604) 682-4009. Copies of documents referred to above will be provided, upon request, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, June 21, 2011.

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director

Schedule “A”

2011 Share Option Plan
Dated for Reference June 24, 2011

SILVERMEX RESOURCES INC.
(the “Company”)

2011 SHARE OPTION PLAN

Dated for Reference June 24, 2011

ARTICLE 1
PURPOSE AND INTERPRETATION Purpose

1.1 The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of The Toronto Stock Exchange and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2 In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Blackout Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;

“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

“Business Day” means a day that the TSX is open for trading;

“Change of Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, where such Person or combination of Persons did not previously hold a sufficient number of voting securities to affect materially control of the Company or the resulting company. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the Company or the resulting company is deemed to materially affect the control of the Company or the resulting company;

“Common Shares” means common shares without par value in the capital of the Company providing such class is listed on the TSX;

“Company” means Silvermex Resources Inc. or any successor thereto;

“Consultant” means an individual or a Consultant Company, other than an Employee, Officer or Director who:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate of the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Consulting Agreement” means for an Optionee who is a Consultant of the Company, a consulting agreement entered into between such Optionee and the Company, if any;

“Directors” means the directors of the Company or an Affiliate of the Company as may be elected or appointed from time to time;

“Distribution” has the meaning assigned to it under the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

“Employee” means:

(a) an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(b) an individual who works full-time for the Company or an Affiliate of the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c) an individual who works for the Company or an Affiliate of the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;

“Employment Agreement” means for an Optionee who is an Employee of the Company, an employment agreement entered into between such Optionee and the Company, if any;

“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

“Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

“Grant Date” for an Option means the date of grant thereof by the Board;

“Insider” means an insider as defined in the TSX Policies;

“Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

“Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Market Price” in respect of a grant of an Option means:

(a) the closing trading price for the Common Shares on the TSX on the last trading day immediately before the Grant Date;

(b) if the Common Shares not listed on the TSX, then the closing trading price for the Common Shares any other stock exchange on which the Common Shares are listed (if the Common Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Common Shares are traded) on the last trading day immediately before the Grant Date on; or

(c) if the Common Shares are not listed on a stock exchange, then the trading price determined by the Board using good faith discretion.

“Officer” means a duly appointed senior officer of the Company or an Affiliate of the Company as may be appointed from time to time;

“Option” means the right to purchase Common Shares granted hereunder to a Service Provider;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto;

“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

“Optionee” means the recipient of an Option hereunder;

 “Outstanding Shares” means at the relevant time, the number of outstanding Common Shares from time to time;

“Participant” means a Service Provider that becomes an Optionee;

“Person” means a company or an individual;

“Plan” means this 2011 Share Option Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in pl2.2;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

“Share Compensation Arrangement” means any Option under this Plan but also includes any other share option, share option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

“Shareholder Approval” means approval by a majority of the votes cast by holders of the issued and outstanding voting equity securities of the Company present and voting in person or by proxy at a duly constituted meeting of such holders;

“Take Over Bid” has the meaning assigned to it under §92(1) of the Securities Act or the analogous provisions of any other securities legislation applicable to the Outstanding Shares;

“TSX” means The Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 There is hereby established a share option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2 The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time the Plan Shares are reserved for issuance, less any Common Shares reserved for issuance under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSX Policies.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.6 In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration of Plan

2.7 The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder

2.8 Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a) determine the Service Providers to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b) allot Common Shares for issuance in connection with the exercise of Options; and

(c) delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.9 This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Compliance with Legislation

2.10 The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of 10 years from the Grant Date, subject to the application of the §3.8.

Vesting of Options

3.3 Vesting of Options shall be in accordance with the vesting and exercise provisions provided in the Service Provider’s Employment Agreement or Consulting Agreement, if any, failing which, shall be as determined in the discretion of the Board.

3.4 Notwithstanding §3.3, in the event of a Change of Control or Take Over Bid, in the case of a particular Optionee, the Options held by that Optionee may be exercised by the Optionee in full or in part at any time before the applicable vesting period(s) for those Options:

(a) if and to the extent provided in the Optionee’s Employment Agreement or Consulting Agreement; and

(b) subject to (a), at the discretion of the Board.

Optionee Ceasing to be Director, Employee or Service Provider

3.5 No Option may be exercised after the Optionee, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company or an Affiliate of the Company, except as follows:

(a) notwithstanding any other provision of this §3.5, if and to the extent provided in the Optionee’s Employment Agreement or Consulting Agreement;

(b) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Option;

(c) subject to the other provisions of this §3.5, including the proviso below, vested Options shall expire 30 days after the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate of the Company, and all unvested Options shall immediately terminate without right to exercise same;

(d) in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal capacity which would prevent the Director from being a member of the Board, Options granted to such Director which subject to a vesting provision shall be deemed to have vested on the date of the meeting of the Company’s shareholders upon which the Director is not re-elected; and

(e) in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same, but provided that in no event may the term of the Option exceed 10 years. Notwithstanding the provisions of §3.5(c), the Board may provide for the vesting of all or any part of the Optionee’s Options that are unvested at the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate of the Company, and may extend the time period for exercise of an Option to a maximum of the original term of the Option, all as the Board deems appropriate in the circumstances contemplated by §3.5(c) .

Non Assignable

3.6 Subject to §3.5(b), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.7 If there is a change in the outstanding Common Shares by reason of any share consolidation or subdivision, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable, and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable including in order to comply with the terms of the relevant Participant’s Employment Agreement or Consulting Agreement, if any.

Adjustment of Options Expiring During Blackout Period

3.8 Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall be automatically adjusted without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.8 may not be extended by the Board.

Exercise of Options if Specified Value Exceeds US$100,000

3.9 If the Optionee is subject to the tax laws of the United States of America, that part of any Option entitling the Optionee to purchase Optioned Shares having a value of US$100,000 or less shall be treated as an “Incentive Stock Option” under United States Internal Revenue Code (“Code”) (so that the Optionee may defer the payment of tax on such Optioned Shares until the year in which such Optioned Shares are disposed of by the Optionee). For the purposes hereof, value of the Optioned Shares is determined by multiplying the number of Optioned Shares times the Market Price (as at the Grant Date). That part of any Option having a value in excess of US$100,000 shall be treated as a non-qualifying stock option for the purposes of the Code and shall not entitle the Optionee to such tax deferral.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments or certified cheques for such Exercise Price and such amounts to be withheld.

Notwithstanding anything else contained in this Plan, the Board may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of Options under this Plan.

Delivery of Optioned Shares and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in §4.2(a) and payment in full for the Optioned Shares being acquired and any amounts required to be withheld by the Company described in §4.2(b), the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent will either issue a certificate representing the Optioned Shares or a written notice in the case of uncertificated Common Shares. Such issued certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1 The Board may in its absolute discretion, without seeking Shareholder Approval, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable Participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

Amendments by Board

5.2 Without limiting the generality of §5.1, the Board may in its absolute discretion, make the following types of amendments to the Plan or an Option without seeking Shareholder Approval:

(a) any amendment of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) any amendment necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c) any amendment respecting administration of the Plan;

(d) any amendment expanding the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(e) any amendment to the vesting provisions of the Plan or any Option;

(f) any amendment to the early termination provisions of the Plan or any Option whether or not such Option is held by an Insider of the Company, provided such amendment does not entail an extension beyond the Expiry Date of such Option;

(g) any amendment to provide any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Common Shares under the Plan, and the subsequent amendment of any such provision which is more favourable to Participants;

(h) any amendment to provide for a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan reserve, and the subsequent amendment of any such provision which is more favourable to Participants;

(i) any amendment necessary to suspend or terminate the Plan;

(j) any amendment which reduce, and not increase, the benefits of this Plan to Participants, and

(k) any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the TSX Policies).

Amendments Requiring Shareholder Approval

5.3 None of the following amendments to the Plan or an Option made by the Board will become effective without first obtaining Shareholder Approval:

(a) an amendment to increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b) an amendment that would reduce the Exercise Price of an outstanding Option held by an Insider (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c) an amendment to extend the term of any Option beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years except as currently contemplated by §3.8;

(d) any amendment to permit assignments, or exercises other than by the applicable Participant, of Options beyond that contemplated by §3.5(b);

(e) any amendment to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.7; and

(f) any amendment which is requires Shareholder Approval under applicable law (including, without limitation, the TSX Policies).

5.4 Where Shareholder Approval is sought for amendments under §5.3(a), §5.3(b), §5.3(c) above, the votes attached to Common Shares held directly or indirectly by Insiders of the Company benefiting from the amendment will be excluded. In the event of any conflict between §5.2 and §5.3 above, the latter shall prevail to the extent of any conflict.

Amendment Subject to Approval

5.5 If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 6
INSIDER PARTICIPATION LIMIT

Insider Participation subject to Disinterested Shareholder Approval

6.1 None of the following actions will become effective without first obtaining Shareholder Approval:

(a) Common Shares being issuable to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares; and

(b) Common Shares being issuable to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares in any 12 month period.

6.2 Where Shareholder Approval is sought for an action under §6.1, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the action will be excluded.

ARTICLE 7
GENERAL

Employment and Services

7.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by a Service Provider will be voluntary.

No Representation or Warranty

7.2 The Company makes no representation or warranty as to the future market value of Common Shares (which for clarity shall include for the purposes of this §7.2 other classes or kinds of securities issued in place of Common Shares pursuant to §3.7) issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

7.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Effective Date of Plan

7.4 This Plan will be effective from and after the date upon which the Company first receives Shareholder Approval for the Plan, subject to TSX acceptance, and will remain effective provided that the Plan, or, if applicable, any amended version thereof receives Shareholder Approval, on or before each third annual general meeting of shareholders of the Company. This Plan will replace the then existing Share Option Plan as amended, restated and dated for reference May 20, 2008 (the “Previous Plan”), however, all validly outstanding options granted under the Previous Plan and existing at the time this Plan comes into effect will continue to be subject to the terms of the Previous Plan, and will be counted for the purposes of calculating what may be issued under this Plan.

7.5 For greater certainty, this Plan was adopted by the Board on June 24, 2011, and became effective on _______________________.

SCHEDULE A

2011 SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________day of ________________, __________ (the “Effective Date”) SILVERMEX RESOURCES INC. (the “Company”) has granted to ___________________________________________ (the “Service Provider”), an option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, __________ (the “Expiry Date”) at a exercise price of Cdn$____________ per share (“Exercise Price”).

Vesting: Optioned Shares may be acquired as follows:

Term: The term of this Option is _____ from the Effective Date, unless sooner terminated The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s 2011 Share Option Plan, as may be amended from time to time, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments or certified cheques for such Exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Services Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.

A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.

SILVERMEX RESOURCES INC.

__________________________
Authorized Signatory